SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

ShangPharma Corporation
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

81943P104
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of  11 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81943P104	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 220,445,844 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 220,445,844 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,445,844 (See Items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.3% (See Items 5)**
14	TYPE OF REPORTING PERSON (see instructions) CO
*
As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Ordinary Shares of the Issuer (as defined below) beneficially owned by the Founder Reporting Persons (as defined below) pursuant to the Consortium Agreement (as defined below) including 900,000 Ordinary Shares issuable to the Founder (as defined below) under terms of certain restricted share units.

**	The calculation is based on 336,645,575 Ordinary Shares of the Issuer (as defined below) outstanding as of March 31, 2012 based on the Issuer’s Form 6-K filing on May 21, 2012.

CUSIP No. 81943P104	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 220,445,844 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 220,445,844 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,445,844 (See Items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.3% (See Items 5)**
14	TYPE OF REPORTING PERSON (see instructions) IN
*
As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Ordinary Shares of the Issuer (as defined below) beneficially owned by the Founder Reporting Persons (as defined below) pursuant to the Consortium Agreement (as defined below) including 900,000 Ordinary Shares issuable to the Founder (as defined below) under terms of certain restricted share units.

**	The calculation is based on 336,645,575 Ordinary Shares of the Issuer (as defined below) outstanding as of March 31, 2012 based on the Issuer’s Form 6-K filing on May 21, 2012.

CUSIP No. 81943P104	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 220,445,844 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 220,445,844 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,445,844 (See Items 3, 4 and 5)**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 65.3% (See Items 5)**
14	TYPE OF REPORTING PERSON (see instructions) IN
*
As further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own the Ordinary Shares of the Issuer (as defined below) beneficially owned by the Founder Reporting Persons (as defined below) pursuant to the Consortium Agreement (as defined below) including 900,000 Ordinary Shares issuable to the Founder (as defined below) under terms of certain restricted share units.

**	The calculation is based on 336,645,575 Ordinary Shares of the Issuer (as defined below) outstanding as of March 31, 2012 based on the Issuer’s Form 6-K filing on May 21, 2012.

This Schedule 13D supersedes the Schedule 13G filed by the Reporting Persons (as defined herein) on February 14, 2011.

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, par value $0.001 per share, of the Issuer (the “Ordinary Shares”).  The principal executive offices of the Issuer are located at No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area, Shanghai, 201203, The People’s Republic of China.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each, a “Reporting Person,” and collectively, the “Reporting Persons”).  The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership (“TPG Holdings”), which is the sole member of TPG Star GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Star GenPar, L.P., a Delaware limited partnership, which is general partner of TPG Star, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Star Charisma Limited, a company incorporated in Hong Kong (“TPG Star Charisma”).  TPG Holdings is also the sole member of TPG Biotechnology GenPar II Advisors LLC, a Delaware limited liability company, which is the general partner of TPG Biotechnology Partners GenPar II, L.P., a Delaware limited partnership, which is general partner of TPG Biotechnology Partners II, L.P., a Delaware limited partnership, which is the sole shareholder of TPG Biotech II Charisma Limited, a company incorporated in Hong Kong (“TPG Biotech Charisma” and, together with TPG Star Charisma, the “TPG Funds”).  TPG Biotech Charisma directly holds 12,397,465 Ordinary Shares of the Issuer and TPG Star Charisma directly holds 24,836,549 Ordinary Shares of the Issuer.  Together, the TPG Funds hold 37,234,014 of the Ordinary Shares of the Issuer (the “TPG Shares”) as reported herein.  Because of Group Advisors’ relationship to the TPG Funds, Group Advisors may be deemed to beneficially own the TPG Shares.

Messrs. Bonderman and Coulter are the directors, officers and sole stockholders of Group Advisors.  Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the TPG Shares.  Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein.

As further described in Item 4 below, TPG Star Charisma has entered into a consortium agreement (the “Consortium Agreement”), dated July 6, 2012, among Michael Xin Hui (the “Founder”), ChemExplorer Investment Holdings Ltd., a company incorporated under the laws of the British Virgin Islands, and ChemPartner Investment Holdings Limited, a company incorporated under the laws of the British Virgin Islands (together with ChemExplorer Investment Holdings Ltd., the “Founder Vehicles” and, together with the Founder, the “Founder Parties”).  As a result of the Consortium Agreement, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Founder Parties and (b) beneficially own the 183,211,830 of the Issuer’s Ordinary Shares beneficially owned by the Founder Parties and certain trusts and individuals (collectively, "the Founder Reporting Persons"), including 900,000 Ordinary Shares issuable to the Founder under terms of certain restricted share units (the “Founder Shares”), as reported on a Schedule 13D filed by the Founder Reporting Persons with the SEC on July 16, 2012 (the “Founder Reporting Persons Schedule 13D”).  Each Reporting Person disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by the Founder Reporting Persons or any other person, and do not affirm membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Founder Reporting Persons or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially own any Ordinary Shares of the Issuer beneficially owned by the Founder Reporting Persons or any other person or is a member of a group with the Founder Reporting Persons or any other person.

Page 5 of 11 Pages

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities (including TPG Biotech Charisma and TPG Star Charisma) engaged in making investments in securities of public and private companies.

The present principal occupation of David Bonderman is Chairman of the Board and President of Group Advisors and officer, director or manager of other affiliated entities.

The present principal occupation of James G. Coulter is director and Senior Vice President of Group Advisors and officer, director or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The description of the Consortium Agreement set forth above in this Item 2 does not purport to be complete and is qualified in its entirety by reference to the full text of the Consortium Agreement, which has been filed as Exhibit 3 and is incorporated herein by this reference.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

The Reporting Persons may be deemed to beneficially own the Founder Shares based on the Consortium Agreement.  No Ordinary Shares were purchased by the Reporting Persons and thus no funds were used by any of the Reporting Persons for such purpose.

Item 4.  Purpose of Transaction

Under the Consortium Agreement, the Founder Parties and TPG Star Charisma have agreed to, among other things, form a consortium to work exclusively with one another to acquire the Issuer (the “Transaction”).  In addition, the Founder Parties and TPG Star Charisma have agreed not to (1) make a competing proposal for the acquisition of control of the Issuer; or (2) acquire or dispose of any (i) American Depositary Shares of the Issuer (“ADSs”, each ADS representing 18 Ordinary Shares of the Issuer), (ii) shares of the Issuer or (iii) warrants, option or shares that are convertible into ADS or Ordinary Shares of the Issuer.  Further, the Founder Parties and TPG Star Charisma have agreed to incorporate a holding company under the laws of the Cayman Islands (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Issuer upon consummation of the Transaction; contribute the Rollover Shares (as defined below) to Holdco; conduct due diligence with respect to the Issuer and its business; engage in discussions with the Issuer regarding the terms of the Proposal (as defined below); negotiate in good faith any amendments to the Proposal; negotiate in good faith the terms of the documentation required to implement the Transaction, including but not limited to the Proposal, a merger agreement, any debt financing documents and a shareholders’ agreement that would, among other things, govern the relationship of the shareholders of Holdco following the consummation of the Transaction; use best efforts to arrange debt financing for the Issuer following the consummation of the Transaction; and if the Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Transaction.

Page 6 of 11 Pages

Pursuant to the Consortium Agreement, on July 6, 2012, TPG Star Charisma and the Founder submitted a non-binding proposal (the “Proposal”) to the Issuer’s Board of Directors related to the proposed acquisition (the “Acquisition”) of all of the outstanding Ordinary Shares of the Issuer (including ADSs), but excluding Ordinary Shares held by the Founder Reporting Persons, TPG Star Charisma and TPG Biotech Charisma (the “Rollover Shares”) for cash consideration equal to between $8.50 to $9.50 per ADS ($0.47 to $0.52 per Ordinary Share), to be funded by a combination of debt and equity capital.  The Rollover Shares will be cancelled for no consideration (subject to any exceptions to be agreed among TPG Star Charisma, TPG Biotech Charisma and the Founder Parties).  TPG Star Charisma and the Founder Parties have proposed to conduct customary due diligence and indicated that they are prepared to promptly negotiate and finalize definitive agreements with respect to the Acquisition.

None of the Issuer, any of the Reporting Persons or any of the Founder Parties is obligated to complete the transactions described herein, and a binding commitment with respect to the Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule A hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.  As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

The description of the Proposal and the Consortium Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Proposal and the Consortium Agreement, which have been filed as Exhibit 2 and Exhibit 3, respectively, and that are incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)–(b)                      The following disclosure assumes that there are a total of 336,645,575 Ordinary Shares outstanding as of July 6, 2012, based on information provided in the Form 6-K filed by the Issuer on May 21, 2012.

Page 7 of 11 Pages

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 220,445,844 Ordinary Shares of the Issuer, including 900,000 Ordinary Shares issuable to the Founder under terms of certain restricted share units, which constitutes approximately 65.3% of the outstanding Ordinary Shares of the Issuer.

(c)           As reported on the Founder Reporting Persons Schedule 13D, on July 16, 2012, ChemExplorer Investment Holdings Limited transferred 315,000 Ordinary Shares of the Issuer to Han Ming Tech Investment Limited without consideration.  Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof other than the Founder Reporting Persons, has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days. Except as set forth in this Item 5, none of the Founder Reporting Persons, to the Reporting Persons’ knowledge based on the Founder Reporting Persons Schedule 13D, has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.

(d)           To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Proposal Letter dated July 6, 2012, from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation.

3.	Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited.

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

Page 9 of 11 Pages

Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President and Chairman of the Board
James G. Coulter	Senior Vice President and Director
John E. Viola	Vice President and Treasurer
Ronald Cami	Vice President and Secretary
David C. Reintjes	Chief Compliance Officer and Assistant Secretary
G. Douglas Puckett	Assistant Treasurer
Steven A. Willmann	Assistant Treasurer

Page 10 of 11 Pages

INDEX TO EXHIBITS

Exhibit 1
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

Exhibit 2	Proposal Letter dated July 6, 2012, from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation.

Exhibit 3	Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited.

Page 11 of 11 Pages